UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
------------------------------------------------------

            In the Matter of

NATIONAL FUEL GAS COMPANY                                     FIRST
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/N/A NIAGARA ENERGY TRADING INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
------------------------------------------------------


     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), and Upstate Energy Inc, formerly known as Niagara Energy Trading Inc. ("NET") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration")in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto.

1. EXTERNAL FINANCING BY NFG
----------------------------

a.  Short-term Debt
    ---------------

BORROWING BY NATIONAL
---------------------

     National borrowed funds to be used for its own corporate purposes by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended March 31, 1998 ("Quarter"):

                    -----------------------------------------------------------
                                                Maximum Level    Minimum Level
                    At Beginning     At End     of Such Short-   of Such Short-
                     of Quarter    of Quarter     term Debt        term Debt
                    ------------   ----------   --------------   --------------

                      $800,000     $35,000,000   $36,700,000        $800,000

b.  Long-term securities
    --------------------

(1) Long-Term Debt Securities; Preferred Stock

     During the Quarter, National did not issue long-term debt securities (i.e. debt with maturities in excess of 270 days) or preferred stock.

(2) Stock Issuance Plans

     During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                                             Number of Shares Exchanged
                               Number of     as Consideration for Share
       Name of Plan          Shares Issued            Issuances
--------------------------   -------------   --------------------------

Customer Stock                       0                     NA
Purchase Plan

Dividend Reinvestment
and Stock Purchase Plan              0                     NA

Tax Deferred Savings
Plans [401(k)]                       0                     NA

Retainer Policy for
Outside Directors                  723                     NA

1997 Award & Option Plan             0                      0

1993 Award and Option Plan       5,174                    350

1984 Stock Plan                 62,439                 16,996

1983 Incentive Stock
Option Plan                      4,499                    547

Total Number of
Shares Issued/Exchanged         72,835                 17,893

Net New Shares                  54,942

Aggregate Consideration received upon issuance of 72,835 shares:  $1,053,578.

     The purpose of National's Customer Stock Purchase Plan and its Dividend Reinvestment and Stock Purchase Plan is to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

     The purpose of National's two Tax-Deferred Savings Plans is to encourage employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

     The purpose of National's Retainer Policy for Outside Directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

     National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

(3)  Compliance With Parameters Concerning Long-Term Securities

     During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

     During the Quarter, National did not enter into any hedges or other derivative transactions either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

     During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL
    ----------

     During the Quarter, National coordinated the borrowing requirements of the Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

     a. National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc. and/or Chase Securities, Inc. The proceeds were loaned by National to certain Subsidiaries that borrowed through the Money Pool during the Quarter.

                            Commercial Paper Outstanding (Money Pool)
                    -----------------------------------------------------------
                                                Maximum Amount   Minimum Amount
                    At Beginning     At End      Outstanding      Outstanding
                     of Quarter    of Quarter   During Quarter   During Quarter
                    ------------   ----------   --------------   --------------

                    $55,000,000    $95,000,000   $95,000,000      $45,000,000

     b.  National   issued   short-term   notes  to  banks  or  other  financial
institutions during the Quarter. The proceeds thereof were loaned by National to certain Subsidiaries that borrowed through the Money Pool during the Quarter.

                     National's External Bank/Financial Institution Borrowings
                                     Outstanding (Money Pool)
                    -----------------------------------------------------------
                                                Maximum Amount   Minimum Amount
                    At Beginning     At End      Outstanding      Outstanding
                     of Quarter    of Quarter   During Quarter   During Quarter
                    ------------   ----------   --------------   --------------

                    $162,000,000  $243,000,000   $243,000,000     $93,000,000

     c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $373,800,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $357,500,000.

    d. The  following  table  lists cash  balances  that  National  and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                            Cash Balances Loaned Through the Money Pool
                    -----------------------------------------------------------
                    At Beginning         At End
                     of Quarter        of Quarter       Maximum       Minimum
                    ------------       ----------       -------       -------

National             $9,300,000        $14,400,000    $16,500,000    $7,100,000
Distribution                  0                  0              0             0
Supply                        0                  0              0             0
Seneca                        0                  0              0             0
UCI                   1,000,000            900,000      1,000,000       900,000
Highland              1,300,000                  0      1,400,000             0
Leidy                         0            700,000        700,000             0
Data-Track              500,000            500,000        500,000       500,000
NFR                     100,000          2,200,000      3,700,000             0
Horizon Energy                0                  0              0             0
SIP                           0                  0              0             0
NIM                           0                  0              0             0
NET                           0                  0              0             0

     e. The following table lists cash balances that the certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise.

                                  Borrowings from the Money Pool
                    ------------------------------------------------------------
                    At Beginning         At End         Maximum       Minimum
                     of Quarter        of Quarter       Borrowed      Borrowed
                    ------------       ----------       --------      --------

Distribution        $93,500,000       $ 40,600,000    $ 93,700,000   $12,500,000
Supply               18,900,000         22,700,000      32,200,000    15,100,000
Seneca               71,100,000        220,900,000     220,900,000    68,100,000
UCI                           0                  0               0             0
Highland                      0                  0               0             0
Leidy                   300,000            500,000         500,000             0
Data-Track                    0                  0               0             0
NFR                           0                  0       4,500,000             0
Horizon Energy       45,400,000         72,300,000      72,600,000    45,300,000
SIP                           0                  0               0             0
NIM                           0                  0               0             0
NET                           0            500,000         500,000             0



3.  USE OF PROCEEDS
    ---------------

     National has used the proceeds of the aforementioned issuances of short-term debt and long-term securities, and the borrowing Subsidiaries have used the proceeds of their Money Pool borrowings, for capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

     During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

     During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

     During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $51,000,000. Guarantees issued from March 20, 1998 through March 31, 1998, totaled $1,000,000. The maximum amount of guarantees or credit support that National provided to its Subsidiaries at any time during the Quarter was $75,493,233.

     All guarantees relate to gas transportation, purchases or sales, or other agreements relating to the Subsidiaries' existing businesses.

7.  ACQUISITIONS OF EWG'S, FUCOS AND RULE 58 COMPANIES
    --------------------------------------------------

     During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that constituted EWG's or FUCO's at such time, and did not make any investments in energy-related companies and gas-related companies under Rule 58.

8.  PREVIOUS FILINGS
    ----------------

     The Application - Declaration in File No. 70-9153, and the related order, deal with a broad array of actual and potential financing activities, which previously had been authorized pursuant to several applications or declaration on Form U-1 ("Previous Filings"). These Previous Filings were either formally superseded by and incorporated into File No. 70-9153, or the transactions referenced in the previous filings were otherwise made part of and authorized by Applicant-Declaration and the related order. Consequently, this Rule 24 Certificate shall constitute a final Rule 24 Certificate respecting the following Previous Filings:

     File No. 70-8975 (1997 Award & Option Plan)
     File No. 70-8943 (Retainer Policy for Outside Directors)
     File No. 70-8729 (System Money Pool)
     File No. 70-8657 (Customer Stock Purchase Plan)
     File No. 70-8579 (Dividend Reinvestment and Stock Purchase Plan)
     File No. 70-8251 (Guarantees)
     File No. 70-8109 (1993 Award and Option Plan)
     File No. 70-7674 (Tax-Deferred Savings Plans)
     File No. 70-7581 (1984 Stock Plan and 1993 Incentive Stock Option Plan)

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this First Certificate Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.


NATIONAL FUEL GAS COMPANY

By   /s/ Philip C. Ackerman
     ---------------------------------
         Philip C. Ackerman
         Senior Vice President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By   /s/ Philip C. Ackerman
     ---------------------------------
         Philip C. Ackerman
         President

SENECA RESOURCES CORPORATION

By   /s/ G. T. Wehrlin
     ---------------------------------
         G. T. Wehrlin
         Controller

NATIONAL FUEL GAS SUPPLY CORPORATION

By   /s/ Richard Hare
     ---------------------------------
         Richard Hare
         President

NATIONAL FUEL RESOURCES, INC.

By   /s/ Robert J. Kreppel
     ---------------------------------
         Robert J. Kreppel
         President

UTILITY CONSTRUCTORS, INC.

By   /s/ Philip C. Ackerman
     ---------------------------------
         Philip C. Ackerman
         President

HORIZON ENERGY DEVELOPMENT INC.,

By   /s/ Philip C. Ackerman
     ---------------------------------
         Philip C. Ackerman
         President

HIGHLAND LAND & MINERAL, INC.

By   /s/ Philip C. Ackerman
     ---------------------------------
         Philip C. Ackerman
         President

DATA-TRACK ACCOUNT SERVICE, INC.

By   /s/ Philip C. Ackerman
     ---------------------------------
         Philip C. Ackerman
         President

LEIDY HUB, INC.

By   /s/ G. T. Wehrlin
     ---------------------------------
         G. T. Wehrlin
         Secretary/Treasurer

SENECA INDEPENDENCE PIPELINE COMPANY

By    /s/ Richard Hare
      --------------------------------
         Richard Hare
         President

NIAGARA INDEPENDENCE MARKETING COMPANY

By   /s/ C. H. Friedrich
     ---------------------------------
         C. H. Friedrich
         Treasurer

UPSTATE ENERGY INC.

By   /s/ C. H. Friedrich
     ---------------------------------
         C. H Friedrich
         Treasurer